EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

		Historical	Proforma	Historical	Proforma
		Mittal Steel,	combined,	Mittal Steel,	combined,
		USGAAP	IFRS	USGAAP	IFRS
		Year ending	Year ending	Six months	Six months
		December 31,	December 31,	ending June	ending June	Year ending December 31,
		2005	2005	30, 2006	30, 2006	2004	2003	2002	2001
Earnings
Consolidated net income		$3,365	$8,468	$1,758	$3,505	$4,701	$1,182	$595	$(199)
Extraordinary charges						—	(1)	—	—
Income allocable to minority interest in consolidated entities that incurred fixed charges		520	552	206	215	615	35	11	(2)
Consolidated provision for income taxes		818	1,123	486	387	817	184	32	(69)
Fixed charges less interest capitalized		349	676	277	472	273	207	239	261

	Subtotal	5,052	10,819	2,727	4,579	6,406	1,607	877	(9)
Undistributed earnings of less-than-50% owned affiliates		(65)	(284)	(30)	(157)	(138)	(92)	(89)	12

Total earnings		$4,987	$10,535	$2,697	$4,422	$6,268	$1,515	$788	$3

Fixed charges
Interest expensed and capitalized		$343	$660	$272	$462	$268	$208	$237	$260
Interest portion of rental obligations		10	20	5	10	8	7	7	7

Total fixed charges		$353	$680	$277	$472	$276	$215	$244	$267

Ratio of Earnings to Fixed Charges		14.1	15.5	9.7	9.4	22.7	7.1	3.2	—